

February 8, 2021

Kenneth Siegel
Chief Executive Officer
SenesTech, Inc.
23460 N 19th Ave., Suite 110
Phoenix, AZ 85027

      Re: SenesTech, Inc.
           Registration Statement on Form S-3
           Filed February 2, 2021
           File No. 333-252665

Dear Mr. Siegel:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kasey Robinson at 202-551-5880 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: June Wang